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                                                   This filing is made pursuant
                                                   to Rule 424(b)(3) under
                                                   the Securities Act of
                                                   1933 in connection with
                                                   Registration No. 333-52484

VESTIN FUND II LLC RELEASES JULY RESULTS

AUG. 2, 2001 -- Vestin Mortgage Inc., a subsidiary of Vestin Group Inc. (Nasdaq:VSTN - news) and the manager of Vestin Fund II LLC (the "Company"), today announced that as of July 31, 2001, the Company has raised in excess of $27,200,000 and has 18 mortgage loans in its portfolio totaling approximately $21,100,000.

The average maturity of these loans was 12 months, with an average interest rate of 13.97 percent per annum. The Company distributed to its 577 unit holders a weighted average interest rate yield of 13.50 percent for the month of July.

Vestin Group, through the company's lending division, is one of the nation's largest private lenders. Its subsidiary, Vestin Mortgage, is a Las Vegas-based commercial mortgage broker. Vestin Mortgage has facilitated more than $530 million in the last three years in lending transactions. Through its subsidiary Vestin Mortgage and DM Mortgage Investors LLC, the company manages two funds, Vestin Fund I LLC, a $100 million mortgage fund, and Vestin Fund II LLC, a $500 million mortgage fund.